EXHIBIT 21

LIST OF SUBSIDIARIES
ZIONS BANCORPORATION
AT DECEMBER 31, 2017

SUBSIDIARY	STATE OR JURISDICTION OF INCORPORATION/ORGANIZATION

ZB, National Association	Federally chartered doing business in Utah, Idaho, Wyoming, Texas, California, Arizona, Nevada, Colorado, New Mexico, Washington, and Oregon

Amegy Holding Texas, Incorporated	Texas

Great Western Financial Corporation	Utah